SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


                                  SCHEDULE 13D*
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. )

                          Yingli Green Energy Holding CO LTD
                                (Name of Issuer)

                              	  ADR - Common Shares
                         (Title of Class of Securities)

                                   98584B103
                                 (CUSIP Number)

                                Rony Solaiman
                            SKAGEN Funds (SKAGEN AS)
                         P.O. Box 160, N-4001 Stavanger
                     		   Norway
                                (47) 51 80 37 34
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)
				October 27, 2014
                          (Date of Event which Requires
                            Filing of This Statement)



         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)


The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.      98584B103          SCHEDULE 13D         PAGE 2 OF 6 PAGES


    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

	SKAGEN Funds, Mutual funds managed by SKAGEN AS,ORG.NO 867 762 732


    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]

    3       SEC USE ONLY

    4       SOURCE OF FUNDS*


    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                         [ ]


    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Norway

                         7      SOLE VOTING POWER

                                -0-


 NUMBER OF               8      SHARED VOTING POWER
 SHARES
BENEFICIALLY                    -0-
  OWNED BY
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-

                         10     SHARED DISPOSITIVE POWER

                                -0-

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

                       	October 27, 2014      7 987 390


    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]

    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         		October 27, 2014      4,39 %


    14      TYPE OF REPORTING PERSON*

            IV  (Investment company)

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.     98584B103            SCHEDULE 13D         PAGE 3 OF 6 PAGES



Item 1.       Security and Issuer.

       This statement on Schedule 13D relates to the shares ("Shares") of Yingli Green Energy Holding Co LTD (the "Issuer").
The principal executive office of the Issuer is located at No. 3055, Middle Fuxing Road, Baoding 071051, People`s Republic of China.


Item 2.       Identity and Background.

        (a) This statement is filed by SKAGEN Funds (SKAGEN AS), a Norwegian Investment company (the "Reporting Person").The Investment company has twelve mutual funds under management. The shares are held for investment purposes. The Investment Director is Harald Espedal.

        (b) The principal business address of the Reporting Person and the Investment Director is P.O. Box 160, N-4001 Stavanger, Norway.

        (c) The principal business of the Reporting Person and the Investment Director is investing assets for unit holders investing in the mutual funds under their management.

        (d) Neither the Reporting Person nor the Investment Director has,during the last five years, been convicted in a criminal proceeding (excluding trafficviolations or similar misdemeanors).

        (e) Neither the Reporting Person nor the Investment Director has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f) The Reporting Person is a limited liability investment company organized in Norway. The Investment Director and the rest of the Principals are citizens of Norway.

CUSIP NO.     98584B103            SCHEDULE 13D      	 PAGE 4 OF 6 PAGES



Item 3.       Source and Amount of Funds or Other Consideration.

     The Shares beneficially owned by the Reporting Person were acquired with investment funds in the mutual funds under management.



Item 4       Purpose of Transaction.

       The Reporting Person acquired the Shares for investment in the ordinary course of business.

       Except as set forth herein, neither the Reporting Person nor the Investment Director have any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of
Item 4 of Schedule 13D. The Reporting Person intends to review its investment in the Issuer on a continuing basis. Depending on various factors including, without limitation,the Issuer's financial position and strategic direction, price levels of the Shares, conditions in the securities market and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including,without limitation, purchasing additional Shares or selling some or all of its Shares, and, alone or with others, pursuing discussions with the Issuer, other stockholders and third parties with regard to its investment in the Issuer,and/or otherwise changing its intention with respect to any and all matters referred to in Item 4 of Schedule 13D.


Item 5.       Interest in Securities of the Company.

        (a) The aggregate percentage of Shares reported to be beneficially owned by the Reporting Person is based upon the total of 181 763 770 shares outstanding, registered at Bloomberg October 27, 2014.

       As of the close of business on October 27, 2014, the Reporting Person beneficially owned 4,39 % of the shares outstanding.

CUSIP NO.     98584B103          SCHEDULE 13D         PAGE 5 OF 6 PAGES



        (b) The Reporting Person voting and dispositive powers less than 5 % of the Shares, which powers are exercised by the Investment Director. (See details in (C) below)

        (c) Information concerning transactions in the Shares effected by the Reporting Person during the past sixty days is:

PURCHASES:

Trade		Settle
Date		Date		Quantity

21.10.2014	24.10.2014	314 300
22.10.2014	27.10.2014	370 372
23.10.2014	28.10.2014      903 464
24.10.2014	29.10.2014	 85 013




        (d) No person (other than the Reporting Person) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

        (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

       Except as otherwise set forth herein, the Reporting Person does not have any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.


Item 7.       Material to be Filed as Exhibits.

Not applicable

CUSIP NO.       98584B103              SCHEDULE 13D         PAGE 6 OF 6 PAGES


                                   SIGNATURES


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  October 27, 2014



                            SKAGEN Funds (SKAGEN AS)
                            BY: /s/ Rony Solaiman

                            Name:  Rony Solaiman
                            Title: Business Support and Compliance

                            BY: /s/ Harald Espedal

                            Name:  Harald Espedal
                            Title: Investment Director